UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

LightInTheBox Holding Co., Ltd.

(Name of Issuer)

Ordinary shares, par value US$0.000067 per share**

American Depositary Shares

(Title of Class of Securities)

53225G102***

(CUSIP Number)

Lung Shei Kei

Company Secretary

Zall Smart Commerce Group Ltd. (formerly known as Zall Group Ltd.)

Suite 2101, 21st Floor, Two Exchange Square

Central, Hong Kong

852-3153-5808

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With copies to:

Ning Zhang, Esq. Morgan, Lewis & Bockius LLP Beijing Kerry Centre South Tower, Suite 823 8th Floor, No. 1 Guang Hua Road, Chaoyang District Beijing, 100020	David A. Sirignano, Esq. Morgan, Lewis & Bockius, LLP 1111 Pennsylvania Avenue, N.W. Washington, D.C. 20004

June 27, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** Not for trading, but in connection with the registration of the American Depositary Shares, each representing two ordinary shares.

*** CUSIP Number of the American Depositary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53225G102	13D/A

1	Name of Reporting Person I.R.S. Identification of Above Person Zall Development (HK) Holding Company Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 4,217,782

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 4,217,782

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,217,782

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 3.1%

14	Type of Reporting Person CO

CUSIP No. 53225G102	13D/A

1	Name of Reporting Person I.R.S. Identification of Above Person Zall Cross-border E-commerce Investment Company Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 78,728,233

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 71,271,592

11	Aggregate Amount Beneficially Owned by Each Reporting Person 78,728,233

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 58.1%

14	Type of Reporting Person CO

CUSIP No. 53225G102	13D/A

1	Name of Reporting Person I.R.S. Identification of Above Person Zall Development (BVI) Holding Company Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 78,728,233

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 71,271,592

11	Aggregate Amount Beneficially Owned by Each Reporting Person 78,728,233

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 58.1%

14	Type of Reporting Person CO

CUSIP No. 53225G102	13D/A

1	Name of Reporting Person I.R.S. Identification of Above Person Zall Smart Commerce Group Ltd. (formerly known as Zall Group Ltd.)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 78,728,233

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 71,271,592

11	Aggregate Amount Beneficially Owned by Each Reporting Person 78,728,233

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 58.1%

14	Type of Reporting Person HC

CUSIP No. 53225G102	13D/A

1	Name of Reporting Person I.R.S. Identification of Above Person Zall Development Investment Company Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 78,728,233

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 71,271,592

11	Aggregate Amount Beneficially Owned by Each Reporting Person 78,728,233

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 58.1%

14	Type of Reporting Person CO

CUSIP No. 53225G102	13D/A

1	Name of Reporting Person I.R.S. Identification of Above Person Yan Zhi

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization People’s Republic of China (“PRC”)

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 78,728,233

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 71,271,592

11	Aggregate Amount Beneficially Owned by Each Reporting Person 78,728,233

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 58.1%

14	Type of Reporting Person IN

CUSIP No. 53225G102	13D/A

Item 1.  Security and Issuer.

This Amendment No. 4 to the statement on Schedule 13D (this “Amendment”) relates to Ordinary Shares of LightInTheBox Holding Co., Ltd., a company incorporated in the Cayman Islands (the “Issuer”).  Two Ordinary Shares of the Issuer are represented by one American depository share (“ADS”).  The Issuer’s principal executive offices are located at Tower 2, Area D, Diantong Square; No. 7 Jiuxianqiao North Road; Chaoyang District, Beijing 100015; PRC.

This Amendment supplements and amends the statement on Schedule 13D filed on April 1, 2016, amendment No. 1 filed thereto on October 21, 2016, amendment No. 2 filed thereto on March 30, 2017, and amendment No. 3 filed thereto on May 9, 2017 (as amended, the “Initial Statement”). Capitalized terms used in this Amendment, but not otherwise defined, have the meanings given to them in the Initial Statement.

Other than as amended by this Amendment, the disclosures in the Initial Statement are unchanged.  Responses to each item of this Amendment are incorporated by reference into the response to each other item, as applicable.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Initial Statement is hereby amended and supplemented with the following:

Between May 2017 and December 2017, Zall Development (HK) Holding Company Limited (“Purchaser”) acquired an aggregate of 1,115,442 Ordinary Shares represented by 557,721 ADSs on the open market using cash on hand.

Item 4. Purpose of Transaction.

Item 4 of the Initial Statement is hereby amended and supplemented by deleting the first paragraph under the heading “Further Matters,” as the previously described Trading Plans with Stifel have terminated, and adding the following as the first paragraph under the heading “Further Matters”:

Pursuant to a duly constituted meeting of the Board of the Issuer on June 27, 2018, Mr. Alan Guo Quji voluntarily resigned as Chief Executive Officer and Chairman of the Issuer due to personal reasons, pending continuing service as interim Chief Executive Officer during a transition period. Mr. Guo remains a member of the Board. Mr. Zhi Yan was appointed Chairman. The Board also approved the deed of acting-in-concert (“Deed of Acting-in-Concert”) between E-Commerce and Aogang International (Hong Kong) Corporation Limited (“Aokang”), and the voting agreement (“Voting Agreement”) between E-Commerce and Wincore Holdings Limited (“Wincore”), each described in greater detail under Item 6 below. In addition, the size of the Board was increased, and Mr. Qi Zhiping was appointed as a new director.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Initial Statement is hereby amended and restated with the following:

Each of the Reporting Persons disclaims beneficial ownership of all of the shares of Common Stock included in this report, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

CUSIP No. 53225G102	13D/A

(a) See the information contained on the cover pages of this Statement on Schedule 13D, which is incorporated by reference. The percentage of Ordinary Stock reported as beneficially owned by each Reporting Person is based upon the 135,611,547 Ordinary Shares outstanding as of March 22, 2018 as reported in the Issuer’s Form 20-F filed March 28, 2018.

(b) By virtue of the Deed of Acting-in-Concert between E-Commerce and Aokang, described in greater detail under Item 6 below, pursuant to which Aokang will vote (and cause the director appointed by it to vote) in accordance with the instructions of  E-Commerce  on matters that require approval by the shareholders or the Board of Directors, and both parties agree not to dispose of their holdings in the Company without the consent of the other, E-Commerce and Aokang may be deemed to be a member of a “group” with each other, and E-Commerce may be deemed to have indirect voting power and dispositive power over Aokang’s 24,553,810 shares. The number of shares reported in the cover pages as shared voting and dispositive power includes those shares.

By virtue of the Voting Agreement between E-Commerce and Wincore, described in greater detail under Item 6 below, pursuant to which E-Commerce may direct Wincore to vote Wincore’s equity interests in E-Commerce’s sole discretion, E-Commerce may be deemed to be a member of a “group” with each other, and E-Commerce may be deemed to have indirect voting power over Wincore’s 7,456,641 shares. The number of shares reported in the cover pages as shared voting power includes those shares. E-Commerce does not have control over Wincore’s disposition of its equity interests.

(c) Purchaser acquired an aggregate of 1,115,442 Ordinary Shares represented by 557,721 ADSs on the open market using cash on hand between May 2017 and December 2017.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Initial Statement is hereby amended and supplemented with the following:

On June 28, 2018, E-Commerce and Aokang entered into the Deed of Acting-in-Concert. Pursuant to the Deed of Acting-in-Concert, Aokang will vote (and cause the director appointed by it to vote) in accordance with the instructions of  E-Commerce in relation to any matters that require the approval by the shareholders or the board of directors of the Issuer. Furthermore, pursuant to the Deed of Acting-in-Concert, without prior written consent of the other party, E-Commerce and Aokang shall not purchase, sell, transfer or otherwise dispose any equity securities of the Company. The term of the Deed of Acting-in-Concert is three years from the date of execution unless earlier terminated pursuant to the terms thereof. A copy of the Deed of Acting-in-Concert is filed as Exhibit 1 hereto and the foregoing description is qualified in its entirety to such exhibit.

On June 27, 2018, E-Commerce and Wincore entered into the Voting Agreement, whereby E-Commerce was granted the right to require Wincore to vote all of the equity interests it holds in the Issuer in E-Commerce’s sole discretion in respect of any matter in E-Commerce’s discretion. The foregoing right of E-Commerce is conditioned upon (i) E-Commerce, together with its affiliates, remaining the single largest shareholder of the Company on a fully diluted and as-converted basis; and (ii) Mr. Zhi YAN remaining the most significant direct or indirect shareholder of E-Commerce on a fully diluted and as-converted basis, or remaining as the chairman of the board of directors of E-Commerce. There are no restrictions on Wincore’s ability to sell or transfer or otherwise dispose of equity securities in the Company, but any additional securities acquired by Wincore during the term of the Voting Agreement will be subject to the Voting Agreement. The term of the Voting Agreement is three years from the date of execution unless earlier terminated pursuant to the terms thereof. A copy of the Voting Agreement is filed as Exhibit 2 hereto and the foregoing description is qualified in its entirety to such exhibit.

CUSIP No. 53225G102	13D/A

Item 7.  Material to be Filed as Exhibits.

Item 7 of the Initial Statement is hereby amended and supplemented by adding the following:

Exhibit Number	Description

1	English Translation of Deed of Acting-in-Concert dated June 28, 2018 between Zall Cross-border E-Commerce Investment Company Limited and Aogang International (Hong Kong) Corporation Limited.

2	Voting Agreement dated June 27, 2018 between Zall Cross-border E-Commerce Investment Company Limited and Wincore Holdings Limited.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 3, 2018

Zall Development (HK) Holdings Company Limited

By:	/s/ Yan Zhi
Name: Yan Zhi
Title: Director

Zall Cross-border E-commerce Investment Company Limited

By:	/s/ Yan Zhi
Name: Yan Zhi
Title: Director

Zall Development (BVI) Holding Company Limited

By:	/s/ Yan Zhi
Name: Yan Zhi
Title: Director

Zall Smart Commerce Group Ltd. (formerly known as Zall Group Ltd.)

By:	/s/ Yan Zhi
Name: Yan Zhi
Title: Director

Zall Development Investment Company Limited

By:	/s/ Yan Zhi
Name: Yan Zhi
Title: Director

/s/ Yan Zhi
Name: Yan Zhi